CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENT

AS OF DECEMBER 31, 2022

TABLE OF CONTENTS

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SEC FILE NUMBER
B-48239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CliftonLarsonAllne Wealth Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 South Sixth Street Suite 300
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jaclyn Van Horrick	612-376-4531	Jaclyn.VanHorrick@claconnect.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkowitz Pollack Brant Advisors + CPAs
(Name – if individual, state last, first, and middle name)

200 S Biscayne Blvd, 7th Floor	Miami	FL	33131-5310
(Address)	(City)	(State)	(Zip Code)

10/22/2003	52
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jaclyn Van Horrick, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CliftonLarsonAllen Wealth Advisors, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial Oprations Principal

[signature]

Notary Public

DEENA LEE WOOLHOUSE
Notary Public-Minnesota
My Commission Expires Jan 31, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Berkowitz Pollack Brant Advisors +CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and CliftonLarsonAllen, LLP,
as sole member of CliftonLarsonAllen Wealth Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CliftonLarsonAllen Wealth Advisors, LLC (the “Company”) as of December 31, 2022, and the related notes (collectively, referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berkowitz Pollack Brant

We have served as the Company’s auditor since 2022.
Miami, Florida
March 31, 2022

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS		
Cash and Cash Equivalents	$	8,449,722
Accounts Receivable and Work in Process, Net		809,563
Other Assets and Prepaid Expenses		587,016
Notes Receivable		715,547
Property and Equipment, Net		1,133
Total Assets	$	10,562,981
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	1,425,736
Accrued Payroll and Related Benefits		363,789
Payable to Member		2,976,336
Total Liabilities		4,765,861
COMMITMENTS (note 4)		
MEMBER'S EQUITY		5,797,120
Total Liabilities and Member's Equity	$	10,562,981

The accompanying notes are integral to this financial statement.

NOTE 1   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
CliftonLarsonAllen Wealth Advisors, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and is registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker-dealer.

The Company is a wholly owned subsidiary of CliftonLarsonAllen LLP (Member). The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting and reporting practices predominant in the broker-dealer industry and in accordance with accounting principles generally accepted in the United States of America (GAAP).

Government and Other Regulation
The Company's business activities are subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other requirements, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents
Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2022.

Accounts Receivable and Work in Process, Net
Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the credit loss allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the credit loss allowance and a credit to accounts receivable and work in process. The composition of Accounts Receivable and Work in Process, Net as of December 31, 2022 is as follows:

Accounts Receivable	$	855,513
Less: Allowance for Credit Losses		(60,500)
Work in Process		53,338
Less: Unbilled Reserve		(38,788)
	$	809,563

NOTE 1   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable
The Company has various notes receivable agreements relating to the services provided to certain customers. Notes receivable are non-Interest bearing and call for periodic payments through September 30, 2023. At December 31, 2022, notes receivable outstanding was $715,547.

Property and Equipment, Net
Property and equipment are depreciated and amortized over their estimated useful lives by using the straight-line method.

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax liability has been recorded in the accompanying financial statement. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective income tax returns.

The Company recognizes uncertain tax positions in accordance with GAAP, which prescribes a recognition threshold and measurement process. There were no uncertain tax positions to be recognized as of December 31, 2022.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentrations of Risk
Cash – The Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Counterparty Risk – Subsequent to year-end there have been two banking failures. The Company did not have any cash, investments or debt with these two banking institutions. The impact of these banking failures or any others that may occur could adversely affect the Company's customers and/or suppliers; however, the potential impact, if any, on the Company's operations cannot be reasonably estimated at this time.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

NOTE 2   RETIREMENT PLAN

The Company participates in the CliftonLarsonAllen LLP 401(k) Retirement Plan (the Plan) which allows eligible employees to make contributions from their compensation. The Plan covers employees who meet certain eligibility requirements and allows employees to defer a portion of their eligible compensation, up to the maximum dollar limit set by law. To be an eligible participant, the employee must meet minimum age and service requirements outlined in the Plan. The plan requires the Company to contribute 50% for each dollar contributed by the participant. The Company's matching contribution is limited to the first 4% of employee contributions each Plan year. The Company may also make a discretionary contribution to the Plan. A board approved discretionary contribution of 3% was accrued for the year ended December 31, 2022, which totaled $296,005, which is included in accrued payroll and related benefits in the accompanying statement of financial condition.

NOTE 3   RELATED PARTY TRANSACTIONS

The Company has Expense Sharing and Professional Services agreements with the Member for sharing of professional services and certain expenses including occupancy, payroll and other expenses at predetermined rates and with a right of offset provision. The Company had a net payable to Member in the amount of $2,976,336, at December 31, 2022. Subsequent to December 31, 2022 this balance was paid in full.

NOTE 4   COMMITMENTS

The Company has entered into various contracts to purchase software services with varying terms ending expiring through November 2025.

The future minimum annual fees required under these contracts as of December 31, 2022, with non-cancellable terms are as follows:

	Years Ending December 31,
2023	497,100
2024	497,100
2025	272,300
	$ 1,266,500

NOTE 5   SUBSEQUENT EVENTS

Subsequent to year end, the Company made two distributions to the Member totaling approximately $12,000,000.